UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated November 10, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, November 10, 2025 Comisión Nacional de Valores

Re.: Dividend Distribution and Reserve Withdrawal

Dear Sirs,

I am writing to you in my capacity as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) in order to inform you that, in exercise of the powers delegated to it by the Ordinary and Extraordinary General Shareholders’ Meeting of the Company held on April 25, 2025, the Board of Directors of Telecom Argentina has resolved, on today’s date, as follows:

•	To partially withdraw the “Discretionary reserve to maintain the level of investments in capital goods and the current solvency level of the Company” in the amount of ARS 220,482,202,397.

•	To make a dividend distribution in kind, through the distribution to its shareholders of Global Bonds of the Argentine Republic denominated in U.S. Dollars, maturing on July 9, 2030 (Security Code: GD30 – ISIN US040114HS26) (the “2030 Global Bonds”), held in the Company’s portfolio, for a total nominal value of USD 197,788,498, at a ratio of USD 0.091837117 nominal value of 2030 Global Bonds per share of the Company, to be made available immediately, with settlement through Caja de Valores S.A. where applicable, on November 14, 2025.

•	To make a cash dividend distribution in the amount of ARS 29,359,176,779, to be made available on November 25, 2025, at a ratio of ARS 13.632047274 per share of the Company. Such cash dividend distribution will be mainly applied to the recovery of the amount paid by the Company in respect of the Personal Assets Tax (pursuant to the unnumbered article following Article 25 of Law No. 23,966, as amended), corresponding to the 2024 fiscal year. Therefore, the applicable deduction related to said tax will be applied to the cash dividend, where appropriate.

As these dividends correspond to earnings generated as from January 1, 2018, they shall, in accordance with the provisions of Law No. 27,430, be subject, where applicable, to a 7% income tax withholding.

Sincerely,

Telecom Argentina S.A.

/s/Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 10, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations